UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-38734

Weidai Ltd.

(Translation of registrant’s name into English)

Hongxin Science and Technology Park,

No. 668, Jianshe 3rd Road

Xiaoshan District, Hangzhou

Zhejiang Province

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒

Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Weidai Ltd. Announces Resignation of Independent Director

Weidai Ltd. (the “Company”) today announced that Mr. Tony Cai, an independent director of the Company’s board of directors (the “Board”) and a member of the audit committee of the Board, the compensation committee of the Board and the nominating and corporate governance committee of the Board, has resigned for personal reasons. His departure is not based on any disagreement with the Company.

Mr. Hong Yao, the Company’s chairman and chief executive officer, would like to warmly thank Mr. Cai for his contribution and commitment to the Board’s work throughout his time in office, and wish him success in his future endeavors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Weidai Ltd.
(Registrant)

Date: December 6, 2022	By:	/s/ Hong Yao
	Name:	Hong Yao
	Title:	Chairman and Chief Executive Officer